DORATO RESOURCES INC.

#507 - 837 West Hastings Street

Vancouver, BC   V6C 3N6

NOTICE OF ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN that the annual general meeting of DORATO RESOURCES INC. (the "Company") will be held at Suite 507 - 837 West Hastings Street, in the City of Vancouver, BC, on Tuesday, the 31st day of July, 2007 at the hour of 8:30 o'clock in the forenoon (Vancouver time) to transact the usual business of an annual general meeting and for the following purposes:

1.

To receive and consider the Report of the Directors to the Shareholders.

2.

To receive and consider the financial statements of the Company, together with the auditor's report thereon, for the fiscal year ended January 31, 2007.

3.

To appoint the auditor for the Company to hold office until the next annual general meeting of the Company.

4.

To authorize the directors to fix the remuneration to be paid to the auditor for the Company.

5.

To elect directors to hold office until the next annual general meeting of the Company.

6.

To approve the implementation of a formal Stock Option Plan wherein the Company will grant options to its directors, officers, employees and service providers, as additional compensation, and as an opportunity to participate in the profitability of the Company, the form of such Stock Option Plan which is more particularly described in the attached Information Circular.

7.

To transact such further or other business as may properly come before the meeting and any adjournment or adjournments thereof.

Shareholders of the Company who are unable to attend the meeting in person are requested to complete, sign and date the enclosed Form of Proxy and to mail it or deposit it with the Company at #507, 837 West Hastings Street, Vancouver, BC, V6C 3N6.  In order to be valid and acted upon at the meeting, Instruments of Proxy must be received at the aforesaid address not less than 48 hours before the time set for the holding of the meeting or any adjournment thereof or by the Chairman of the meeting at the scheduled commencement of the meeting.

The Company has fixed the close of business on the 26th day of June, 2007 as the record date for the determination of shareholders who are entitled to receive notice of the annual general meeting of shareholders.  The transfer books of the Company will not be closed.  Only shareholders of the Company of record as at that date are entitled to receive notice of and to vote at the meeting.

The accompanying Information Circular provides additional information relating to the matters to be dealt with at the meeting and is deemed to form part of this notice.

Please advise the Company of any change in your address.

DATED at Vancouver, British Columbia, this 27th day of June, 2007.

By Order of the Board of

DORATO RESOURCES INC.

“Anton J. Drescher”

Anton J. Drescher,

President